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                              August 2, 2023

       Robert W. Sharps
       Chief Executive Officer and President
       T. Rowe Price Group, Inc.
       100 East Pratt Street
       Baltimore, MD 21202

                                                        Re: T. Rowe Price
Group, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 21,
2023
                                                            File No. 000-32191

       Dear Robert W. Sharps:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 21, 2023

       Pay Versus Performance, page 72

   1. Refer to the adjustment calculations in footnotes a - c to the pay versus performance table.
                                                        We note your use of the
term "LTI Awards" rather than "Stock Awards," as used in the
                                                        Summary Compensation
Table. If the use of this terminology represents a difference from the amounts set forth
in the Summary Compensation Table, please ensure that your
                                                        disclosure clearly
describes both the difference and your authority therefor. Alternatively, consider using the same
terminology used in the Summary Compensation Table.
   2. Also in footnotes a - c of the pay versus performance table, please clarify that the amounts in the row titled "Add
Change in Fair Value of LTI Awards Vested as of Vesting Date"
                                                        represent awards made
in prior fiscal years, if true.
   3. It appears that you have included as net income in column (h) of your pay versus performance table
amounts equal to the net income attributable to T. Rowe Price Group,
                                                        Inc. for each year
covered by the table. Please include net income (loss), as reported in your audited GAAP
financial statements, in column (h) for all years covered by the table as required by
Regulation S-K Item 402(v)(2)(v). Refer to Regulation S-K Compliance
                                                        and Disclosure
Interpretations Questions 128D.08 and 128D.09. Please also provide a clear description of
the relationship between compensation actually paid and net income, as opposed to "net
income attributable to T. Rowe Price Group, Inc," as required by
 Robert W. Sharps
T. Rowe Price Group, Inc.
August 2, 2023
Page 2
         Regulation S-K Item 402(v)(5)(ii). Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.
       Please contact Eric Envall at 202-551-3234 or Amanda Ravitz at 202-551-3412 with any questions.



FirstName LastNameRobert W. Sharps                             Sincerely,
Comapany NameT. Rowe Price Group, Inc.
                                                               Division of
Corporation Finance
August 2, 2023 Page 2                                          Disclosure
Review Program
FirstName LastName